UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                            (Amendment No. ________)*

                        RELIANT HOME WARRANTY CORPORATION
                    ------------------------------------------
                           (f/k/a DialexMinerals Inc.)
                                (Name of Issuer)

                         Common stock, par value $.001
                         (Title of Class of Securities)

                                    75954A105
                                 (CUSIP Number)

                                 Kevin Hamilton
            Galaxy Galleria Inc., 200 Yorkland Boulevard, Suite 700,
                        Toronto, Ontario M2J 5C1 Canada
                                 (416) 445-9500
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 March 24, 2005
             -------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a Reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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


CUSIP No.  75954A105


         1.       Name of Reporting Persons
                           Galaxy Galleria Inc.
                        I.R.S. Identification Nos. of above persons (entities
                           only). none

         2. Check the Appropriate Box if a Member of a Group (See Instructions)

                  (a)    ................................................

                  (b)    ................................................

         3.       Sec Use Only


         4. Source of Funds (See Instructions) SC


         5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)


         6. Citizenship or Place of Organization
                           Canada

Number of         7.       Sole Voting Power:    20,085,667
Shares Bene-
ficially Owned    8.       Shares Voting Power  n/a
by Each
Reporting         9.       Sole Dispositive Power  20,085,667
Person With
                  10.      Shared Dispositive Power  n/a


         11.      Aggregate Amount Beneficially Owned by Each Reporting Person
                           20,085,667


         12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)


         13.               Percent of Class Represented by Amount in Row (11)
                           26%


         14.               Type of Reporting Person (See Instructions)
                           CO



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


CUSIP No.  75954A105


Item 1.  Security and Issuer.

This statement relates to the March 24, 2005 Stock Exchange Agreement pursuant to which The BSA Group Limited ("BSA"), in trust for the shareholders of 1604494 Ontario, Inc., an Ontario private corporation, acquired control of the Issuer by acquiring 76,000,000 shares, $.001 par value, of the Issuer in exchange for all the issued and outstanding shares of 1604494 Ontario, Inc. on a one share for one share basis.

Item 2.  Identity and Background.

This statement is being filed on behalf of Galaxy Galleria Inc. which is incorporated under the laws of Canada. The Reporting Person has never been the subject of a criminal proceeding and has not been party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of each proceeding was or is subject to a judgment, decree or final order enjoining future violation of or prohibiting or mandating activities, subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

On March 24, 2005, the Stock Exchange Agreement set forth herein was executed and finalized. As a result, the Reporting Person acquired the shares set forth herein in consideration of one common share of 1604494 Ontario, Inc. for each one share of the common shares acquired.

Item 4.  Purpose of the Transaction

The shares were acquired by the Reporting Person in a change of control resulting from the Stock Exchange Agreement of March 24, 2005. Since the Reporting Person is considered to be a "control person," it will be subject to the volume limitations set forth in Rule 144 of the Securities Act of 1933, as amended. The Reporting Person will only be able to sell during any quarter, the greater of one percent (1%) of the total outstanding shares or the average weekly reported trading volume of the common stock for the four calendar weeks prior to the proposed date of sale subject to compliance with Rule 144. The Reporting Person has filed an ownership statement on Form 4.

Item 5.  Interest in Securities of the Issuer

     (a) As of the date of the Stock Exchange Agreement, there were 78,019,782 shares of common stock issued and outstanding and accordingly the Reporting Person owns 26%

     (b) Galaxy Galleria Inc. has the sole power to dispose of all shares it beneficially owns.

     (c) None.

     (d) Not applicable

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


CUSIP No.  75954A105



     (e) Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As of March 24, 2005, the Reporting Person's sole officer and director serves as an officer and director of the Issuer. The Reporting Person is subject to the volume limitations of Rule 144 when it comes to selling any of its shares in an unsolicited broker's transaction. Other than agreeing to serve in this fiduciary capacity, there are no other arrangements, understandings or relationships with respect to the securities of the Issuer.

Item 7.  Material to be Filed as Exhibits

There are no applicable exhibits required to be filed herewith.


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 17, 2005                  GALAXY GALLERIA, INC.

                                     By: /s/ Kevin Hamilton
                                        -----------------------------------
                                         Kevin Hamilton
                                         President


Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).



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